UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, June 2018
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Fiscal Year 2019 First Quarter Results
2	BlackBerry Supplemental Financial Information

Document 1

June 22, 2018

BlackBerry Reports Fiscal Year 2019 First Quarter Results

•	Non-GAAP total software and services revenue of $193 million, up 14% year-over-year; GAAP total software and services revenue of $189 million, up 18% year-over-year

•	Total software and services billings grew double-digits from the prior year period

•	Recurring software and services revenue of 86%
Waterloo, Ontario - BlackBerry Limited (NYSE: BB; TSX: BB), an enterprise software and services company focused on securing and managing IoT endpoints, today reported financial results for the three months ended May 31, 2018 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
First Quarter Fiscal 2019 Results

•
Total company non-GAAP revenue for the first quarter of fiscal 2019 was $217 million with GAAP revenue of $213 million. Total non-GAAP software and services revenue of $193 million, up 14% year-over-year. Total GAAP software and services revenue was $189 million, up 18% year-over-year. Approximately 86% of first quarter software and services revenue (excluding IP licensing and professional services) was recurring, up from approximately 70% in the fourth quarter of fiscal year 2018. Gross margin of 76% (both non-GAAP and GAAP).

•
Non-GAAP operating income was $12 million, and positive for the ninth consecutive quarter. GAAP operating loss was $65 million. Non-GAAP earnings per share was $0.03 (basic and diluted). GAAP net loss for the quarter was $0.11 per share (basic and diluted). GAAP net loss includes a charge of $28 million related to the fair value adjustment on the debentures, $22 million in acquired intangibles amortization expense, $18 million in stock compensation expense, $4 million in restructuring charges, and other amounts as summarized in a table below.

•
Total cash, cash equivalents, short-term and long-term investments were approximately $2.3 billion as of May 31, 2018. Free cash flow, before considering the impact of restructuring and legal proceedings, was positive $3 million. Cash used in operations was $7 million and capital expenditures were $5 million. Excluding $605 million in the face value of the company’s debt, the net cash balance at the end of the quarter was approximately $1.7 billion.

“We are off to a solid start in fiscal 2019, with 14% year-over-year growth in total software and services revenue driven by strong double-digit billings and an increase in recurring revenue” said John Chen, Executive Chairman and CEO, BlackBerry. “I am pleased that BlackBerry QNX software is now embedded in over 120 million automobiles worldwide, doubling the install base in the last three years. We are very excited about the opportunities ahead of us in automobiles and in other EoT verticals.”

Outlook
BlackBerry’s outlook for fiscal 2019 is as follows:

•	Total company software and services billings growth is expected to be double-digits

•	Non-GAAP EPS is expected to be positive

•	Free cash flow is expected to be positive for the full year, before considering the impact of restructuring and legal proceedings

•	Total software and services revenue growth of between 8% to 10% year-over-year

Reconciliation of GAAP revenue, gross margin, gross margin percentage, loss before income taxes, net loss and basic loss per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the three months ended May 31, 2018:

Q1 Fiscal 2019 Non-GAAP Adjustments		For the Three Months Ended May 31, 2018 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$213	$161	75.6%	$(59)	$(60)	$(0.11)
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	28	28
Resource Alignment Program charges (3)	Research and development	—	—	—%	2	2
Resource Alignment Program Charges (3)	Selling, marketing and administration	—	—	—%	2	2
Software deferred revenue acquired (4)	Revenue	4	4	0.4%	4	4
Stock compensation expense (5)	Cost of sales	—	1	0.5%	1	1
Stock compensation expense (5)	Research and development	—	—	—%	3	3
Stock compensation expense (5)	Selling, marketing and administration	—	—	—%	14	14
Acquired intangibles amortization (6)	Amortization	—	—	—%	22	22
Business acquisition and integration costs (7)	Selling, marketing and administration	—	—	—%	1	1
Adjusted		$217	$166	76.5%	$18	$17	$0.03
Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the first quarter of fiscal 2019, the Company reported GAAP gross margin of $161 million or 75.6% of revenue. Excluding the impact of stock compensation expense included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $166 million, or 76.5% of revenue.

(2)
During the first quarter of fiscal 2019, the Company recorded the Q1 Fiscal 2019 Debentures Fair Value Adjustment of $28 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the first quarter of fiscal 2019, the Company incurred charges related to the Resource Alignment Program of approximately $4 million, of which $2 million was included in research and development and $2 million was included in selling, marketing and administration expense.

(4)
During the first quarter of fiscal 2019, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $4 million, which was included in enterprise software and services revenue.

(5)
During the first quarter of fiscal 2019, the Company recorded stock compensation expense of $18 million, of which $1 million was included in cost of sales, $3 million was included in research and development, and $14 million was included in selling, marketing and administration expenses.

(6)	During the first quarter of fiscal 2019, the Company recorded amortization of intangible assets acquired through business combinations of $22 million, which was included in amortization expense.

(7)
During the first quarter of fiscal 2019, the Company recorded business acquisition and integration costs incurred through business combinations of $1 million, which were included in selling, marketing and administration expenses.

Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the Quarters Ended
	May 31, 2018		February 28, 2018		November 30, 2017		August 31, 2017		May 31, 2017
North America	$139	65.3%	$147	63.1%	$133	58.9%	$133	55.9%	$127	54.0%
Europe, Middle East and Africa	52	24.4%	63	27.0%	69	30.5%	76	31.9%	70	29.8%
Other regions	22	10.3%	23	9.9%	24	10.6%	29	12.2%	38	16.2%
Total	$213	100.0%	$233	100.0%	$226	100.0%	$238	100.0%	$235	100.0%
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	US GAAP		Adjustments		Non-GAAP
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017	May 31, 2018	May 31, 2017
Enterprise software and services	$79	$92	$4	$9	$83	$101
BlackBerry Technology Solutions	47	36	—	—	47	36
Licensing, IP and other	63	32	—	—	63	32
Handheld devices	8	37	—	—	8	37
SAF	16	38	—	—	16	38
Total	$213	$235	$4	$9	$217	$244

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 a.m. ET, which can be accessed by dialing 1-866-496-6675 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-888-203-1112 and entering Conference ID #8263166 and at the link above.
About BlackBerry
BlackBerry is an enterprise software and services company focused on securing and managing IoT endpoints. The company does this with BlackBerry Secure, an end-to-end Enterprise of Things platform, comprised of its enterprise communication and collaboration software and safety-certified embedded solutions.

Based in Waterloo, Ontario, BlackBerry was founded in 1984 and operates in North America, Europe, Asia, Australia, Middle East, Latin America and Africa. The Company trades under the ticker symbol "BB" on the

Toronto Stock Exchange and the New York Stock Exchange. For more information visit BlackBerry.com, and follow the company on LinkedIn, Twitter and Facebook.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives and its intentions to grow revenue and increase and enhance its product and service offerings; and the Company’s expectations regarding its free cash flow, intellectual property revenue, recurring revenue, total software and services revenue, total software and services billings growth, non-GAAP gross margin and non-GAAP earnings per share for fiscal 2019.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability; the intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry’s network or product security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and distributors; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect BlackBerry’s results of operations; risks related to BlackBerry’s products and services being dependent upon interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements; BlackBerry’s ability to obtain rights to use third-party software; the substantial asset risk faced by BlackBerry, including the potential for charges related to its long-lived assets and goodwill; risks related to BlackBerry’s indebtedness, which could adversely affect its operating flexibility and financial condition; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities, which could negatively impact BlackBerry’s business; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services, which can be difficult to remedy and could have a material adverse effect on BlackBerry’s business; risks related to the failure of BlackBerry’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; risks related to fostering an ecosystem of third-party application developers; risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; and risks related to adverse economic and geopolitical conditions.

These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. Any statements that are forward-looking statements are intended to enable BlackBerry’s shareholders to view the anticipated performance and prospects of BlackBerry from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting BlackBerry’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in BlackBerry’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which BlackBerry operates. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the Three Months Ended
	May 31, 2018	February 28, 2018	May 31, 2017
Revenue	$213	$233	$235
Cost of sales	52	56	85
Gross margin	161	177	150
Gross margin %	75.6%	76.0%	63.8%
Operating expenses
Research and development	61	58	61
Selling, marketing and administration	100	133	110
Amortization	37	37	40
Debentures fair value adjustment	28	(34)	218
Qualcomm arbitration award	—	—	(815)
	226	194	(386)
Operating income (loss)	(65)	(17)	536
Investment income, net	6	3	136
Income (loss) before income taxes	(59)	(14)	672
Provision for (recovery of) income taxes	1	(4)	1
Net income (loss)	$(60)	$(10)	$671
Earnings (loss) per share
Basic	$(0.11)	$(0.02)	$1.26
Diluted	$(0.11)	$(0.06)	$1.23

Weighted-average number of common shares outstanding (000’s)
Basic	536,964	536,594	531,096
Diluted	536,964	597,094	544,077
Total common shares outstanding (000’s)	537,112	536,734	531,476

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)

Consolidated Balance Sheets

	As at
	May 31, 2018	February 28, 2018
Assets
Current
Cash and cash equivalents	$520	$816
Short-term investments	1,725	1,443
Accounts receivable, net	126	151
Other receivables	63	71
Income taxes receivable	17	26
Other current assets	56	38
	2,507	2,545
Restricted cash and cash equivalents	35	39
Long-term investments	55	55
Other long-term assets	30	28
Deferred income tax assets	2	3
Property, plant and equipment, net	64	64
Goodwill	566	569
Intangible assets, net	447	477
	$3,706	$3,780
Liabilities
Current
Accounts payable	$37	$46
Accrued liabilities	162	205
Income taxes payable	19	18
Deferred revenue, current	166	142
	384	411
Deferred revenue, non-current	111	53
Other long-term liabilities	20	23
Long-term debt	810	782
Deferred income tax liabilities	5	6
	1,330	1,275
Shareholders’ equity
Capital stock and additional paid-in capital	2,580	2,560
Deficit	(185)	(45)
Accumulated other comprehensive loss	(19)	(10)
	2,376	2,505
	$3,706	$3,780

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the Three Months Ended
	May 31, 2018	May 31, 2017
Cash flows from operating activities
Net income (loss)	$(60)	$671
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	41	51
Stock-based compensation	18	13
Debentures fair value adjustment	28	218
Other	2	1
Net changes in working capital items:
Accounts receivable, net	25	35
Other receivables	8	1
Income taxes receivable	9	(2)
Other assets	(10)	21
Accounts payable	(9)	(59)
Income taxes payable	1	1
Accrued liabilities	(42)	(50)
Deferred revenue	(15)	(36)
Other long-term liabilities	(3)	(2)
Net cash provided by (used in) operating activities	(7)	863
Acquisition of long-term investments	—	(25)
Acquisition of property, plant and equipment	(5)	(3)
Proceeds on sale of property, plant and equipment	—	1
Acquisition of intangible assets	(7)	(7)
Acquisition of short-term investments	(1,011)	(1,015)
Proceeds on sale or maturity of short-term investments	730	378
Net cash used in investing activities	(293)	(671)
Cash flows from financing activities
Issuance of common shares	2	3
Net cash provided by financing activities	2	3
Effect of foreign exchange gain (loss) on cash, cash equivalents, restricted cash, and restricted cash equivalents	(2)	1
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents during the period	(300)	196
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	855	785
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$555	$981

As at	May 31, 2018	February 28, 2018
Cash and cash equivalents	$520	$816
Short-term investments	$1,725	$1,443
Long-term investments	$55	$55
Restricted cash and cash equivalents	$35	$39

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19

Enterprise software and services	$84	$87	$91	$344	$92	$91	$97	$108	$388	$79
BlackBerry Technology Solutions	38	43	35	151	36	38	43	46	163	47
Licensing, IP & other	16	30	56	127	32	56	50	58	196	63
Software and services	138	160	182	622	160	185	190	212	747	189
Handheld devices	105	62	55	374	37	16	9	2	64	8
Service access fees	91	67	49	313	38	37	27	19	121	16
Revenue	334	289	286	1,309	235	238	226	233	932	213
Cost of sales
Cost of sales	139	94	110	542	85	63	58	56	262	52
Inventory write-down	97	2	4	150	—	—	—	—	—	—
Total cost of sales	236	96	114	692	85	63	58	56	262	52
Gross margin	98	193	172	617	150	175	168	177	670	161
Operating expenses
Research and development	85	75	57	306	61	60	60	58	239	61
Selling, marketing and administration	138	141	144	553	109	110	118	131	467	100
Amortization	44	43	45	186	40	39	37	37	153	37
Impairment of goodwill	—	—	—	57	—	—	—	—	—	—
Impairment of long-lived assets	—	—	—	501	—	11	—	—	11	—
Loss on sale, disposal and abandonment of long-lived assets	124	46	(1)	171	1	3	2	2	9	—
Debentures fair value adjustment	62	2	(16)	24	218	(70)	77	(34)	191	28
Arbitration awards (charges)	—	—	—	—	(815)	—	132	—	(683)	—
Total operating expenses	453	307	229	1,798	(386)	153	426	194	387	226
Operating income (loss)	(355)	(114)	(57)	(1,181)	536	22	(258)	(17)	283	(65)
Investment income (loss), net	(16)	(4)	8	(27)	136	1	(17)	3	123	6
Income (loss) before income taxes	(371)	(118)	(49)	(1,208)	672	23	(275)	(14)	406	(59)
Provision for (recovery of) income taxes	1	(1)	(2)	(2)	1	4	—	(4)	1	1
Net income (loss)	$(372)	$(117)	$(47)	$(1,206)	$671	$19	$(275)	$(10)	$405	$(60)
Earnings (loss) per share
Basic earnings (loss) per share	$(0.71)	$(0.22)	$(0.09)	$(2.30)	$1.26	$0.04	$(0.52)	$(0.02)	$0.76	$(0.11)
Diluted earnings (loss) per share	$(0.71)	$(0.22)	$(0.10)	$(2.30)	$1.23	$(0.07)	$(0.52)	$(0.06)	$0.74	$(0.11)
Weighted-average number of common shares outstanding (000’s)
Basic	522,826	526,102	530,352	525,265	531,096	531,381	532,496	536,594	532,888	536,964
Diluted	522,826	526,102	590,852	525,265	544,077	606,645	532,496	597,094	545,886	536,964

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19
LLA impairment charge	$—	$—	$—	$501	$—	$11	$—	$—	$11	$—
Selective patent abandonments	—	1	1	4	1	2	—	2	4	—
Goodwill impairment charge	—	—	—	57	—	—	—	—	—	—
Inventory write-down	96	—	4	141	—	—	—	—	—	—
Debentures fair value adjustment	62	2	(16)	24	218	(70)	77	(34)	191	28
Write-down of assets held for sale	123	42	—	165	—	—	—	—	—	—
RAP charges	24	23	24	95	16	16	20	26	78	4
CORE program recoveries	(2)	(2)	—	(7)	—	—	—	—	—	—
Software deferred revenue acquired	18	12	11	65	9	11	9	6	35	4
Stock compensation expense	18	15	15	60	13	12	12	13	49	18
Acquired intangibles amortization	28	28	28	112	25	24	23	22	95	22
Business acquisition and integration	4	5	3	19	11	1	1	—	14	1
Arbitration charges (awards)	—	—	—	—	(954)	—	149	(1)	(806)	—
Legacy royalty adjustments	—	—	—	—	—	—	—	1	1	—
Total Non-GAAP Adjustments	$371	$126	$70	$1,236	$(661)	$7	$291	$35	$(328)	$77

Non-GAAP Gross Profit	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19
GAAP revenue	$334	$289	$286	$1,309	$235	$238	$226	$233	$932	$213
Software deferred revenue acquired	18	12	11	65	9	11	9	6	35	4
Non-GAAP revenue	352	301	297	1,374	244	249	235	239	967	217
Total cost of sales	236	96	114	692	85	63	58	56	262	52
Non-GAAP adjustments to cost of sales	(103)	(5)	(11)	(167)	(4)	(4)	(3)	(5)	(16)	(1)
Non-GAAP Gross Profit	$219	$210	$194	$849	$163	$190	$180	$188	$721	$166

Adjusted EBITDA	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19
GAAP operating income (loss)	$(355)	$(114)	$(57)	$(1,181)	$536	$22	$(258)	$(17)	$283	$(65)
Non-GAAP adjustments to operating income (loss)	371	126	70	1,236	(522)	7	274	36	(205)	77
Non-GAAP operating income	16	12	13	55	14	29	16	19	78	12
Amortization	57	53	57	239	51	45	42	39	177	41
Acquired intangibles amortization	(28)	(28)	(28)	(112)	(25)	(24)	(23)	(22)	(95)	(22)
Adjusted EBITDA	$45	$37	$42	$182	$40	$50	$35	$36	$160	$31

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19
GAAP net income (loss)	$(372)	$(117)	$(47)	$(1,206)	$671	$19	$(275)	$(10)	$405	$(60)
Total Non-GAAP adjustments (three months ended, after-tax)	371	126	70	1,236	(661)	7	291	35	(328)	77
Non-GAAP Net Income (Loss)	$(1)	$9	$23	$30	$10	$26	$16	$25	$77	$17
Non-GAAP Income (Loss) per Share	$0.00	$0.02	$0.04	$0.06	$0.02	$0.05	$0.03	$0.05	$0.14	$0.03
Shares outstanding for Non-GAAP Income per share reconciliation	522,826	526,102	530,352	525,265	531,096	531,381	532,496	536,594	532,888	536,964

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19
Cost of sales	$7	$5	$6	$18	$3	$3	$2	$3	$11	$—
Research and development	—	(1)	3	2	3	1	1	—	5	2
Selling, marketing and administration	17	19	15	52	10	12	17	23	62	2
Total RAP charges	$24	$23	$24	$72	$16	$16	$20	$26	$78	$4
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18	Q1 FY19
In cost of sales
Property, plant and equipment	$12	$10	$9	$31	$7	$4	$5	$2	$18	$2
Intangible assets	1	—	3	4	4	2	—	—	6	2
Total in cost of sales	13	10	12	35	11	6	5	2	24	4

In operating expenses amortization
Property, plant and equipment	8	6	7	21	5	5	3	5	18	3
Intangible assets	36	37	38	111	35	34	34	32	135	34
Total in operating expenses amortization	44	43	45	132	40	39	37	37	153	37

Total amortization
Property, plant and equipment	20	16	16	52	12	9	8	7	36	5
Intangible assets	37	37	41	115	39	36	34	32	141	36
Total amortization	$57	$53	$57	$167	$51	$45	$42	$39	$177	$41

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 22, 2018	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer & Chief Operating Officer